Exhibit 99.1

ESSA Provides an Update to the Acquisition of Realm Therapeutics

HOUSTON and VANCOUVER, June 26, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (Nasdaq: EPIX; TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer provides an update, further to the announcement made on May 16, 2019 announcing the acquisition of Realm Therapeutics plc ("Realm") by ESSA pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the "Scheme").  The Court Meeting and General Meeting in relation to the Scheme were each held by Realm on June 24, 2019 in London, United Kingdom and all resolutions proposed by Realm at such meetings were approved. The Court Hearing to sanction the Scheme has been postponed to July 8, 2019, later than expected, due to a Realm shareholder opposing the Scheme.  ESSA expects that the Scheme will become effective (and the acquisition will complete) on July 10, 2019, if the Court sanctions the Scheme on July 8, 2019. ESSA will provide an updated timetable of principal events in due course.

Unless otherwise defined herein, capitalized terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document prepared by Realm dated May 29, 2019.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "is predicted", "should", "may" or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the expected timing of the Court Hearing to approve the Scheme and expected timing of the Scheme becoming effective and the acquisition completing.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com or ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

For more information, please visit www.essapharma.com or follow us on Twitter under ESSA Pharma.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Contact Information: Company: Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations: Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 18:08e 26-JUN-19